May 28, 2021	Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 21, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 238 under the Securities Act of 1933, as amended, and Amendment No. 240 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 6, 2021, accession no. 0001133228-21-001964 (the “Amendment”). The purpose of the Amendment is to register new Class A shares of the Multi-Index Lifetime Portfolios and new Class A and Class I shares of the Multi-Index Preservation Portfolios, each a series of the Trust (each a “Fund” and, together, the “Funds”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — Please include the exchange ticker symbol for each class of shares of the Funds on the front covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

K&L Gates LLP

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T +1 617 261 3100   F +1 617 261 3175   klgates.com

2.	Comment — Please note that comments on disclosure in one section, one Fund, or one prospectus apply to other sections, Funds, and prospectuses included in the filing that contain the same or similar disclosure.

Response — The Trust so notes.

3.	Comment — The Staff notes that certain information was omitted and reflected as empty brackets in the filing. Please fill in all missing information and remove brackets throughout the prospectuses and SAI.

Response — The Trust has made the requested change.

Multi-Index Lifetime 2065 Portfolio Prospectus Comments

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please remove the parenthetical statement following the 1.00 value for Class A “Maximum deferred sales charge” and instead include this language in a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, the Staff note that “Other expenses” are materially higher than those of other Funds in the same prospectus. Supplementally, please explain why such expenses are as high as they are.

Response — Supplementally, the Trust notes that this Fund has significantly fewer assets under management than the other Funds in this prospectus, and accordingly does not benefit from economies of scale to the same extent.

6.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, with respect to “Other Expenses,” please delete the first footnote or explain supplementally how there is an expense component unique to a given share class requiring this figure to be estimated.

Response — Supplementally, the Trust notes that there is no historical information for “Other expenses” relating to the Fund’s new share class and, therefore, the Fund necessarily must estimate these expenses for the first year of operations of the new share class.

7.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please ensure all contractual expense reimbursements/waivers are in place for at least one year following the effective date of the prospectus.
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Response — Supplementally, the Trust confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness.

8.	Comment — Under “Fund Summary — Principal investment strategies,” if the Fund’s portfolio turnover will exceed 100%, please include portfolio turnover risk disclosure and address turnover in the Fund’s principal investment strategies.

Response — Supplementally, the Trust notes that it will consider this comment and consider any appropriate revisions to this disclosure once the Fund has completed its current fiscal year, as part of the routine annual update of the Fund’s registration statement.

Multi-Index 2060 Lifetime Portfolio Prospectus Comments

9.	Comment — Under “Fund Summary — Fees and expenses,” please confirm formatting for the footnotes to the “Annual fund operating expenses” table.

Response — The Trust has so reviewed and confirmed the footnotes are correctly formatted.

10.	Comment — Under “Fund Summary — Expense example,” please explain why the 3, 5, and 10-year period metrics of the Multi-Index 2060 Lifetime Portfolio are lower than those of the Multi-Index 2065 Lifetime Portfolio even though the Funds have similar after-waiver total annual fund operating expenses.

Response — The Trust has confirmed the expense example figures for the Multi-Index 2060 Lifetime Portfolio and Multi-Index 2065 Lifetime Portfolio are correct. Supplementally, the Trust notes that the figures for both Funds reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. Accordingly, the figures for the 3, 5, and 10-year periods of the Multi-Index 2065 Lifetime Portfolio are higher because that Fund has higher gross total expenses before giving effect to contractual fee waivers.

11.	Comment — Under “Fund Summary — Past performance,” in the final sentence of the first paragraph under “A note on performance,” please state that expenses for the Class A shares would have been higher than those of the Class 1 shares.

Response — Supplementally, the Trust notes that this disclosure is included in the currently effective prospectus for other classes of the Fund that have previously commenced operations. As it is expected that Class A will be combined into the prospectus of such other classes of the Fund at the next annual update, the Trust respectfully declines to make any changes in response to this comment.
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12.	Comment — Under “Fund Summary — Past performance,” please change the title of the “Calendar year total returns” bar chart to indicate that the returns shown are those of Class 1 shares and not Class A shares and modify the second paragraph under “A note on performance” and the “Average annual total returns” table to indicate that the returns shown are those of Class 1 shares and not Class A shares

Response — The Trust notes that as Class A shares of the Fund are a new share class, the Amendment includes pre-inception calendar year total return information for the oldest class of shares (Class 1 shares) in order to show performance relevant to an investor from the period that the Fund first became effective, as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A.

The Trust further notes that it has included average annual total return information for all share classes presented in the prospectus consistent with the requirements of Instruction 3(c)(i) to Item 4(b) (2) of Form N-1A, which requires registrants to provide average annual total return information for each class presented in a multiple class prospectus. The Trust believes that labeling the calendar year total return table or the average annual total return table as the performance of Class 1 shares would be inaccurate, as the performance of Class 1 shares has been adjusted to reflect any sales charges of the other classes shown.

The Trust further notes that this performance presentation format is the format that other John Hancock trusts historically have used for the presentation of performance of new share classes in a combined prospectus, again as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A. The Trust believes that presenting performance information for all share classes, with appropriate disclosures, provides more meaningful performance information for shareholders invested in a particular class. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990). Further, the Trust believes that the accompanying disclosures make clear that such performance is based on the historical Class 1 performance and that performance would differ only to the extent there are differences in fees and expenses among the various share classes.

Multi-Index Lifetime 2015 Portfolio Prospectus Comments

13.	Comment — Under “Fund Summary — Portfolio Turnover,” the disclosure states that the Fund’s portfolio turnover rate was 99% for the most recent fiscal year. Please consider including portfolio turnover risk disclosure and addressing turnover in the Fund’s principal investment strategies.

Response — Supplementally, the Trust notes that it will consider this comment and consider any appropriate revisions to this disclosure once the Fund has completed its current fiscal year, as part of the routine annual update of the Fund’s registration statement.
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Multi-Index Lifetime Portfolios Statutory Prospectus Comments

14.	Comment — Under “Your account — Dividends and account policies,” in the “Taxability of dividends” subsection, please consider retaining the sentence about Form 1099 that has been deleted.

Response — The Trust has made the requested change.

15.	Comment — In Appendix 1, in the section describing the intermediary sales charge waiver policies for Ameriprise Financial Services, Inc., please disclose when these policies first became effective.

Response — The Trust has made the requested change.

16.	Comment — In Appendix 1, in the section describing the intermediary sales charge waiver policies for Raymond James & Associates, Inc., please disclose when these policies first became effective.

Response — The Trust has made the requested change.

Multi-Index 2065 Preservation Portfolios Prospectus Comments

17.	Comment — If the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

18.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please remove the parenthetical statement following the 1.00 value for Class A “Maximum deferred sales charge” and instead include this language in a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, the Staff note that “Other expenses” are materially higher than those of other Funds in the same prospectus. Supplementally, please explain why such expenses are as high as they are.
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Response — Supplementally, the Trust notes that this Fund has significantly fewer assets under management than the other Funds in this prospectus, and accordingly does not benefit from economies of scale to the same extent.

20.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, with respect to “Other Expenses,” please delete the first footnote or explain supplementally how there is an expense component unique to a given share class requiring this figure to be estimated.

Response — Supplementally, the Trust notes that there is no historical information for “Other expenses” relating to the Fund’s new share class and, therefore, the Fund necessarily must estimate these expenses for the first year of operations of the new share class.

21.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please ensure all contractual expense reimbursements/waivers are in place for at least one year following the effective date of the prospectus.

Response — Supplementally, the Trust confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness.

22.	Comment — Under “Fund Summary — Principal investment strategies,” if the Fund’s portfolio turnover will exceed 100%, please include portfolio turnover risk disclosure and address turnover in the Fund’s principal investment strategies.

Response — Supplementally, the Trust notes that it will consider this comment and consider any appropriate revisions to this disclosure once the Fund has completed its current fiscal year, as part of the routine annual update of the Fund’s registration statement.

Multi-Index 2060 Preservation Portfolios Prospectus

23.	Comment — Under “Fund Summary — Past performance,” in the final sentence of the first paragraph under “A note on performance,” please state that expenses for the Class A shares would have been higher than those of the Class 1 shares.

Response — Supplementally, the Trust notes that this disclosure is included in the currently effective prospectus for other classes of the Fund that have previously commenced operations. As it is expected that Class A and Class I will be combined into the prospectus of such other classes of the Fund at the next annual update, the Trust respectfully declines to make any changes in response to this comment.
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24.	Comment — Under “Fund Summary — Past performance,” please change the title of the “Calendar year total returns” bar chart to indicate that the returns shown are those of Class 1 shares and not Class A shares and modify the second paragraph under “A note on performance” and the “Average annual total returns” table to indicate that the returns shown are those of Class 1 shares and not Class A and Class I shares

Response — The Trust refers you to its response to the Comment number 12, discussed above.

Multi-Index Preservation Portfolios Statutory Prospectus Comments

25.	Comment — Under “Your account — Dividends and account policies,” in the “Taxability of dividends” subsection, please consider retaining the sentence about Form 1099 that has been deleted.

Response — The Trust has made the requested change.

26.	Comment — In Appendix 1, in the section describing the intermediary sales charge waiver policies for Ameriprise Financial Services, Inc., please disclose when these policies first became effective.

Response — The Trust has made the requested change.

27.	Comment — In Appendix 1, in the section describing the intermediary sales charge waiver policies for Raymond James & Associates, Inc., please disclose when these policies first became effective.

Response — The Trust has made the requested change.

Combined SAI Comments

28.	Comment — On the page immediately preceding the table of contents, the disclosure notes that “A copy of a Prospectus or an Annual Report can be obtained free of charge...” Please modify this sentence to read, “A copy of a Prospectus, Annual Report, or Semi-Annual Report can be obtained free of charge…”

Response — The Trust has made the requested change.

29.	Comment — In the fourth paragraph under “Organization of the Trust,” please update the assets under management as of a more current date.

Response — The Trust has made the requested change.
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30.	Comment — Under “Additional Investment Policies and Other Instruments,” in the “Lending of Securities” subsection, please delete from the included table information about the Multi-Index Lifestyle Aggressive, Balanced, Conservative, and Growth Portfolios.

Response — The Trust has made the requested change.

31.	Comment — Under “Those Responsible for Management,” in the “Trustee Ownership of Shares of the Funds” subsection, please retain and update relevant information for the Multi-Index Lifetime Portfolios.

Response — The Trust has made the requested change.

32.	Comment — Under “Shareholders of the Funds,” please provide shareholder ownership information for both the Multi-Index Lifetime and Preservation Portfolios.

Response — The Trust has made the requested change.

33.	Comment — In the “Service Agreement” table under “Investment Management Arrangements and Other Services,” please retain and update relevant information for the Multi-Index Lifetime Portfolios.

Response — The Trust has made the requested change.

34.	Comment — Under “Distribution Agreements,” please retain the “Underwriting Commissions” subsection and update relevant information in the table for the Multi-Index Lifetime and Preservation Portfolios.

Response — The Trust notes that this subsection and table reflect underwriting commissions that the Distributor charged and retained with respect to transactions in Class A and Class C shares for the fiscal years ended August 31, 2020, August 31, 2019, and August 31, 2018 for other series of the Trust. As none of the Funds had operational Class A or Class C shares prior to the date of this SAI, there is no information that can be provided. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

35.	Comment — Under “Distribution Agreements,” please retain the table showing Rule 12b-1 Fees paid and update relevant information in the table for the Multi-Index Lifetime and Preservation Portfolios.

Response — The Trust notes that this table reflects amounts paid to the Distributor pursuant to the Rule 12b-1 Plans for other series of the Trust during the fiscal period ended August 31, 2020, the most recent fiscal year end. As none of the Funds had operational Class A shares prior to the date of this SAI, there is no information that can be provided. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
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36.	Comment — In the first paragraph under “Sales Charges on Class A Shares,” please remove the reference to Class C shares.

Response — The Trust has made the requested change.

37.	Comment — Under “Sample Calculation of Maximum Offering Price,” please retain the table showing the maximum offering price per share of each class of each Fund and update relevant information in the table for the Multi-Index Lifetime and Preservation Portfolios.

Response — The Trust notes that this table reflects the maximum offering price per share of classes of other series of the Trust using each fund’s relevant NAV as of August 31, 2020, the most recent fiscal year end. As none of the Funds had operational Class A or Class I shares prior to the date of this SAI, there is no information that can be provided. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

38.	Comment — In the “Compensation” section of Appendix B, please retain and update relevant information for the Multi-Index Lifetime Portfolios.

Response — The Trust has made the requested change.

39.	Comment — In Appendix C, please clarify whether Manulife Asset Management is an investment advisor when describing its proxy voting procedures. Please include the proxy voting procedures of the subadvisor to the Funds.

Response — The Trust confirms that the proxy voting procedures of Manulife Asset Management are those of the Funds’ subadvisor, Manulife Investment Management (US) LLC.

Combined Part C Comments

40.	Comment — Please confirm all applicable exhibits for the new classes are included and any exhibits incorporated by reference include hyperlinks to the relevant previous filings. Please confirm the subadvisor’s code of ethics is included.

Response — The Trust confirms all applicable exhibits for the new classes are included and any exhibits incorporated by reference include hyperlinks to the relevant previous filings. Supplementally, the Trust notes that the subadvisor’s code of ethics exhibit is titled “Code of Ethics for Global Wealth and Asset Management and General Account Investments (Manulife Investment Management (US) LLC (formerly known as John Hancock Asset Management a division of Manulife Asset Management (US) LLC) and Manulife Investment Management (North America) Limited (formerly known as John Hancock Asset Management a division of Manulife Asset Management) (North America) Limited).”
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* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Ariel Ayanna, Assistant Secretary of the Trust
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